Exhibit 1.A.(13)(d)

                           RIDER FOR LEVEL TERM INSURANCE BENEFIT ON LIFE OF INSURED--CHARGES INCREASE ANNUALLY

                           This benefit is a part of this contract only if it is listed on a contract data page.

BENEFIT We will pay an amount under this benefit if we receive due proof that the Insured died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default past the last day of the grace period. But our payment is subject to all the provisions of this rider and of the rest of this contract.

                           We show the amount of term insurance under this benefit on a contract data page. We also show the term period for the benefit there. The term period starts on the contract date. The anniversary at the end of the term period is part of that period.

BENEFIT                    The monthly charge for this benefit is deducted on
CHARGES                    each monthly date from the contract fund. The amount
                           of that charge is shown under Adjustments to the Contract Fund. Monthly charges for this benefit stop on the anniversary at the end of the term period.

                           CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO                   You may convert this benefit to a new contract of
CONVERT                    life insurance on the Insured's life. You will not
                           have to prove that the Insured is insurable.

CONDITIONS                 You must ask for the conversion in a form that meets
                           our needs, while this contract is in force and not in default past the last day of the grace period, and on or before the fifth contract anniversary. We may require you to send us this contract.

                           The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the new contract took effect on its contract date and that this benefit ended just before that date.

PREMIUM                    Upon conversion to a new contract with scheduled
CREDIT                     premiums, we will allow a credit, as described below,
                           on each premium that is due or scheduled for payment during the first year of the new contract. Upon conversion to a new contract without scheduled premiums, we will allow a credit as of the contract date provided you pay any required minimum initial premium for the new contract.

                           If this benefit has been in force for at least one year on the contract date of the new contract, we will allow the full credit described below. If this benefit has been in force for less than one year as of that date, the credit will be reduced on a pro-rata basis taking into consideration the portion of a year for which this benefit has then been in force.

                           The full credit is equal to the monthly charges deducted from the contract fund for the benefits being converted under this rider during the twelve months preceding the date of the new contract. Extra charges for extra risks or extra benefits other than a waiver benefit are not considered in determining this credit.

                           If the new contract has scheduled premiums, we will reduce each premium due or scheduled for payment in the first year of the new contract to consider either the full or reduced credit, as appropriate. If more than one premium is due or scheduled for payment, we will apportion any credit between them. If the new contract does not have scheduled premiums, we will pay either

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                           the full or reduced credit, as appropriate, into the
                           new contract as of the contract date provided you pay any required minimum initial premium for the new contract.

CONTRACT                   If this contract is not in default, you may choose
DATE                       any contract date for the new contract that is not
                           more than 31 days after nor more than 31 days before the date we receive your request, and not later than the fifth contract anniversary. If this contract is in default but not past the last day of the grace period, the contract date for the new contract will be the date on which this contract went into default.

CONTRACT                   The new contract will be in the same rating class as
SPECIFICATIONS             this contract. We will set the issue age, premiums
                           and charges for the new contract in accordance with our regular rules in use on its contract date.

                           Except as we state in the next sentence, the new contract may be any life or endowment policy we or our parent company, The Prudential Insurance Company of America, regularly issue on its contract date for the same rating class, amount, issue age and sex. It may not be: a single-premium contract; one that insures anyone in addition to the Insured; one that includes or provides for term insurance, other than extended insurance; one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or one with any benefit other than the basic insurance benefit and the waiver benefit we refer to below. A waiver benefit may either waive or pay premiums in the event of the Insured's total disability.

                           The basic amount of the new contract may be any amount you ask for as long as it is at least $10,000 and not more than the amount of term insurance for this benefit. If the amount you want is smaller than the smallest amount we would regularly issue on the plan you want, we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to.

                           If this contract has a benefit for paying premiums in the event of the Insured's total disability, we will include a waiver benefit in the new contract if its premium period runs to at least the Insured's attained age 85 and if we would include a waiver benefit in other contracts like the new one.

                           We will not deny a waiver benefit that we would have allowed under this contract, and that we would otherwise allow under the new contract, just because total disability started before the contract date of the new contract. Any premium to be waived or paid for total disability under the new contract must be on the monthly mode. We will not waive or pay any premium under the new contract unless it has a waiver benefit, even if we have paid premiums into this contract due to the Insured's total disability.

                           Any waiver benefit in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In any of these paragraphs, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

Changes You may be able to have this benefit changed to a new contract of life insurance other than in accordance with the requirements for conversion that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

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                           TERMINATION OF BENEFIT

                           This benefit will end on the earliest of:

                           1. The end of its term period;

                           2. the end of the last day of the grace period if the
                              contract is in default;

                           3. the end of the last day before the contract date
                              of any other contract to which the benefit is converted or changed;

                           4. the date the contract is surrendered for its net
                              cash value; and

                           5. the date the contract ends for any other reason.

                           Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after the date we receive your request. Monthly charges due then and later will be reduced accordingly.

                           THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                           Pruco Life Insurance Company,

                           By A B C
                                Secretary

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